UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad,
Curaçao

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On November 29, 2017, Sapiens International Corporation N.V. (“Sapiens” or the “Company”) held its 2017 Annual General Meeting of Shareholders (the “Annual Meeting”). All proposals submitted by Sapiens’ Board of Directors (the “Board”) to the Company’s shareholders, which were described at greater length in the notice and proxy statement with respect to the Annual Meeting (which were annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on October 26, 2017) (the “Proxy Statement”), were approved at the Annual Meeting, including:

1.	Re-election to the Board of each of Guy Bernstein, Eyal Ben-Chelouche, Roni Al Dor, Yacov Elinav, Uzi Netanel and Naamit Salomon, each for a term expiring at Sapiens’ next annual general meeting of shareholders.

2.	Approval of the Board’s annual report on the management of the business of the Company for the year ended December 31, 2016.

3.	Adoption of the Company’s Consolidated Balance Sheets as of December 31, 2016 and the related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year then ended.

4.	Approval of the discharge of the Board for the management of the affairs of the Company for the year ended December 31, 2016.

5.	Approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2017, and authorization of the Board to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee thereof to do so.

6.	Approval of the distribution of a dividend by the Company in an amount of $0.20 per Common Share, or approximately $9.8 million in the aggregate, to be paid in cash on December 14, 2017 to all shareholders of record as of December 4, 2017.

7.	Approval of the migration of the legal domicile of the Company from Curaçao to the Cayman Islands, as unanimously approved by the Board.

8.	Approval of the Company’s Memorandum and Articles of Association, which will be the Company's charter documents when registered as an exempted company under the Companies Law (as revised) of the Cayman Islands, subject to, and effective immediately prior to, the completion of the migration of the legal domicile of the Company to the Cayman Islands pursuant to the Migration Proposal.

The description of each of the above proposals that were approved by the Company’s shareholders, as set forth in the Proxy Statement, is incorporated by reference herein.

As previously disclosed by the Company, as result of the approval received at the Annual Meeting, Sapiens will be distributing a dividend of $0.20 per Common Share on December 14, 2017 to each shareholder of record as of December 4, 2017. As further disclosed in the Proxy Statement, the dividend may be subject to withholding tax under U.S. and/or Israeli law (as applicable) at varying rates of up to 28% or 33%, respectively (depending on the tax status of the shareholder and the certification provided by the shareholder in Form W-9 or Form W-8 of the U.S. Internal Revenue Service, or in instructions provided in a valid withholding certificate issued by the Israel Tax Authority, if and as applicable).

As a result of the shareholder approval of Proposals 7 and 8 at the Annual Meeting, the legal domicile of the Company will be migrated to the Cayman Islands from Curacao. As previously noted by Sapiens in its press release issued on October 18. 2017, the change of the Company’s corporate domicile will not affect the business, location, management, assets or liabilities of the Company, nor alter any shareholder’s ownership interest in the Company. As described in the Proxy Statement, to minimize and/or eliminate adverse tax consequences for the Company’s shareholders that might potentially accompany the migration, Sapiens has submitted a tax ruling request to the Israeli Tax Authority, the tax authority in the jurisdiction in which Sapiens is resident for tax purposes. That tax ruling, if received, will provide that the migration will not be deemed a taxable event for the Company’s shareholders under Israeli tax law. In addition, the Company is in the process of requesting approval that the migration will not be deemed a taxable event for Sapiens’ shareholders under Curacao tax law. The Board has determined that Sapiens will not proceed with the migration until and unless it receives the foregoing Israeli tax ruling and Curacao tax approval. The Company will update its shareholders as to its progress in obtaining that tax ruling and approval and in fulfilling the logistical steps under Curaçao and Cayman law for completion of the migration, which are described in Proposal 7 in the Proxy Statement.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V. (Registrant)

Date: November 30, 2017	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer

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